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                                 NATIXIS FUNDS
                              399 Boylston Street
                               Boston, MA 02116

VIA EDGAR

November 20, 2007

Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re: Gateway Trust (the "Trust")
    File Nos. 333-144744 and 811-22099
    Registration Statement on Form N-1A of the Trust Relating to Gateway Fund (filed July 20, 2007, as amended October 3, 2007, November 6, 2007, November 8, 2007 and November 20, 2007)

Ladies and Gentlemen:

   Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned hereby request that the effective date for its Registration Statement on Form N-1A referenced above be accelerated so that it will become effective by 5:00 p.m. Washington, D.C. time on November 21, 2007 or as soon as practicable thereafter.

   Please direct any questions concerning this request for accelerated effectiveness to Alexandra Oprescu of Ropes & Gray LLP at (202) 508-4622.


                                     Very truly yours,

GATEWAY TRUST                        NATIXIS DISTRIBUTORS, L.P.

By:    /s/ John M. DelPrete          By:    /s/ Russell Kane
       ---------------------                -------------------------
Name:  John M. DelPrete              Name:  Russell Kane
Title: Assistant Secretary           Title: Senior Vice President